SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
May 11, 2007
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K dated May 11, 2007 contains an announcement of the appointment of Dr. Reinhard Ploss to the Management Board of Infineon Technologies AG, effective June 1, 2007.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: May 11, 2007	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

By:	/s/ Rüdiger A. Günther
Rüdiger A. Günther
Member of the Management Board and Chief Financial Officer

Infineon appoints Dr. Reinhard Ploss to the Management Board
Munich — May 11, 2007 — The Supervisory Board of Infineon Technologies AG, at its meeting today, appointed Dr. Reinhard Ploss to the Management Board, effective June 1, 2007. He will be responsible for Operations, comprising advanced logic and power logic front-end manufacturing, back-end manufacturing, logistics and quality management units previously assigned to different responsibilities.
“Our ‘fab-light’ strategy has caused us to shift the focus of our in-house manufacturing toward power logic products and to farm out manufacturing of advanced logic products to foundries. We are reorganizing to reflect this change,” said Dr. Wolfgang Ziebart, President and CEO of Infineon Technologies AG. “Reinhard Ploss has not only been with the company and involved in the semiconductor market for many years, he also has exceptional knowledge and experience in these areas. This will help us to further improve productivity in our manufacturing operations.”
After receiving undergraduate and doctoral degrees from Munich University of Technology, Dr. Reinhard Ploss began his career at Siemens AG in Munich, where he held a number of managerial posts in the field of single process technology. He then moved to Siemens’ semiconductor plant in Villach, Austria, where he was latterly responsible for the entire process technology. From 1996 to 1999, Ploss headed Siemens’ Power Semiconductors division in Munich, and when Siemens spun off its Semiconductor Group to form Infineon Technologies AG in 1999, Ploss was additionally appointed to manage Eupec, a wholly owned subsidiary of Infineon Technologies AG in Warstein, Germany. From 2000 until 2005, Ploss headed up Infineon’s Automotive and Industrial Group. Since then, he has been a member of the Management Board of the Automotive, Industrial and Multimarket Group. As of July 2003, Ploss has also been the CEO of Infineon Technologies Austria AG.
About Infineon
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions addressing three central challenges to modern society including energy efficiency, connectivity and security. In fiscal year 2006 (ending September), the company achieved sales of Euro 7.9 billion (including Qimonda sales of Euro 3.8 billion) with approximately 42,000 employees worldwide (including approximately 12,000

Qimonda employees). With a global presence, Infineon operates through its subsidiaries in the US from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
Further information is available at www.infineon.com.
This news release is available online at http://www.infineon.com/news/
For the Finance and Business Press: INFXX200705.057e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Günter Gaugler	+49 89 234 28481	guenter.gaugler@infineon.com
U.S.A.	Agnes Toan	+1 408 503 2587	agnes.toan@infineon.com
Asia	Chi Kang David Ong	+65 6876 3070	david.ong@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5745 7340	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com